Exhibit 3.2

DEAN HELLER

Secretary of State

204 North Carson Street, Suite 1

Carson City, Nevada 89701-4299

(775) 684-5708

Website: secretaryofstate.biz

    Certificate Of Amendment

(PURSUANT TO NRS 78.385 AND 78.390

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.35 and 78.390 – After Issuance of Stock)

1.	Name of Corporation:

Red Horse Entertainment Corporation

2.	The articles have been amended as follows (provide article numbers, if available):

The Articles of Incorporation of the Corporation are hereby amended by deleting Article I in its entirety and inserting the following in lieu thereof:

ARTICLE I

NAME

The name of the Corporation is: Great China International Holdings, Inc.

3.	The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 9,491,752 shares (89.9%)

4.	Effective date of filing (optional): 9/15/05

5.	Officer Signature (required):	/s/ Jiang Fang, President

*	If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in additional to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.